Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249719

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED JULY 15, 2022

TO THE PROSPECTUS DATED MAY 27, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated May 27, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our acquisitions;

•	to provide an update on our acquisitions pipeline;

•	to provide an update on our multifamily portfolio;

•	to disclose the transaction price for each class of our common stock as of August 1, 2022;

•	to disclose the calculation of our June 30, 2022 NAV per share for each class of our common stock; and

•	to provide an update on the status of our current public offering (the “Offering”).

Acquisitions Update

Over the last month, we closed on five new investments totaling $1.8 billion of purchase price:

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Crown Resorts Loan: Originated a senior secured loan to Blackstone Real Estate Partners in their take private of Crown Resorts Limited (ASX: CWN). Crown is Australia's largest hotel & casino company. The group owns and operates three of Australia’s largest integrated resorts, which contain best-in-class, trophy quality properties. The loan puts us in a position to earn equity like returns in a conservative, senior loan structure with attractive subordination and downside protection.

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Verona Logistics Portfolio: Off-market acquisition of a five-asset, newly constructed logistics park in Northern Italy. The park was developed between 2017 and 2021 and contains 2.6 million square feet of Class A logistics space including temperature-controlled features. All leases are inflation linked and the portfolio has 10.2 years of weighted-average lease expiry.

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Denmark Logistics Portfolio: Off-market acquisition of a 10-asset logistics and light industrial portfolio totaling 2.0 million square feet in eastern Denmark. The portfolio is 100% leased with in-place rents that are below market. All leases are inflation linked and have 9.9 years of weighted-average lease expiry.

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Barcelona Mediacomplex: Acquisition of a trophy quality, 343,000 square foot mixed-use asset in the heart of Barcelona. The property consists of studio/media production, research, office, and retail space. It is 100% leased with a 14-year weighted-average lease expiry. In-place rents are below market and nearly all of the income is CPI-linked (10.2% increase in June).

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Florida Affordable Housing Portfolio IV: Off-market acquisition of five affordable housing, garden-style apartment communities totaling 1,385 units located in Orlando, FL. The portfolio has an average vintage of 2001 and current occupancy of approximately 99.6%. The investment presents good downside protection due to (i) persistent supply / demand imbalance for quality affordable housing, (ii) in-place rents that are materially below comparable market rate apartments, and (iii) rents that are indexed to CPI / area median income growth and can’t decline (by regulation).

Acquisitions Pipeline

Our current acquisitions pipeline includes two investments under contract or exclusivity totaling $1.3 billion of purchase price.

SREIT-SUP2-0722

Multifamily Market Update

June was one of our strongest months on record for leasing traffic, occupancy and rent growth. The average rent across our multifamily portfolio is approximately $1,280 per month, and despite strong rent growth over the last year, our average rent remains an affordable alternative when compared to homeownership and more expensive rental markets.

August 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2022 (and repurchases as of July 31, 2022) is as follows:

Transaction Price (per share)
Class S	$27.63
Class T	$27.64
Class D	$27.20
Class I	$27.46

The August 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2022. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2022 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of June 30, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of June 30, 2022 ($ and shares/units in thousands):

Components of NAV	June 30, 2022
Investments in real estate	$25,305,095
Investments in real estate debt	1,921,978
Cash and cash equivalents	545,931
Restricted cash	516,659
Other assets	926,346
Debt obligations	(13,837,849)
Secured financings on investments in real estate debt	(642,237)
Subscriptions received in advance	(292,327)
Other liabilities	(318,531)
Performance participation accrual	(139,470)
Management fee payable	(14,642)
Accrued stockholder servicing fees (1)	(4,434)
Minority interest	(116,125)
Net asset value	$13,850,394
Number of outstanding shares/units	503,307

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2022, we have accrued under GAAP $417.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of June 30, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,962,770	$154,275	$818,867	$6,469,212	$445,270	$13,850,394
Number of outstanding shares/units	215,800	5,582	30,105	235,604	16,216	503,307
NAV Per Share/Unit as of June 30, 2022	$27.63	$27.64	$27.20	$27.46	$27.46

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2022 valuations, based on property types. Once we own more than one self-storage investment we will include the key assumptions for the property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	5.9%	4.6%
Single-Family Rental	6.0%	4.8%
Industrial	5.9%	4.9%
Office	7.4%	5.8%
Other	7.7%	6.2%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third party appraisers. In addition,

the independent valuation advisor reviews the assumptions from the third-party appraisals. The Advisor reviews the assumptions from each of the appraisals regardless of who performs the work. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Single-Family Rental Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+2.0%	+1.9%	+1.9%
(weighted average)	0.25% increase	(2.0)%	(1.9)%	(2.0)%	(2.0)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.8%	+3.7%	+3.7%	+2.9%	+2.6%
(weighted average)	0.25% increase	(3.4)%	(3.3)%	(3.4)%	(2.8)%	(2.4)%

The following table provides a breakdown of the major components of our NAV as of May 31, 2022 ($ and shares/units in thousands):

Components of NAV	May 31, 2022
Investments in real estate	$24,026,827
Investments in real estate debt	996,292
Cash and cash equivalents	1,224,873
Restricted cash	553,503
Other assets	916,529
Debt obligations	(13,294,794)
Secured financings on investments in real estate debt	(126,030)
Subscriptions received in advance	(362,000)
Other liabilities	(299,075)
Performance participation accrual	(128,511)
Management fee payable	(14,128)
Accrued stockholder servicing fees (1)	(4,431)
Minority interest	(118,665)
Net asset value	$13,370,390
Number of outstanding shares/units	486,691

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2022, we have accrued under GAAP $405.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of May 31, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,766,607	$153,164	$802,900	$6,203,198	$444,521	$13,370,390
Number of outstanding shares/units	209,058	5,552	29,568	226,297	16,216	486,691
NAV Per Share/Unit as of May 31, 2022	$27.58	$27.59	$27.15	$27.41	$27.41

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other third parties.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $10.0 billion in shares of common stock, consisting of up to $9.7 billion in shares in our primary offering and up to $0.3 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 316,265,431 shares of our common stock (consisting of 130,758,469 Class S shares, 2,275,539 Class T shares, 20,918,372 Class D shares and 162,313,051 Class I shares) in the primary offering for total proceeds of approximately $7.9 billion and (ii) 6,988,318 shares of our common stock (consisting of 3,313,049 Class S shares, 119,586 Class T shares, 581,446 Class D shares and 2,974,237 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $178.8 million. As of June 30, 2022 our aggregate NAV was approximately $13.9 billion. We intend to continue selling shares in the Offering on a monthly basis.

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